UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on September 4, 2009.

Exhibit 1

Omega Navigation Enterprises, Inc. Reports Second Quarter 2009 Results

Piraeus, Greece, September 8, 2009 – Omega Navigation Enterprises, Inc. (NASDAQ: ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the quarter ended June 30, 2009.

Second Quarter 2009 Results

For the quarter ended June 30, 2009, Omega Navigation reported total revenues of $16.7 million and Net Income of $3.4 million, or $0.23 per basic share, excluding a loss related to the termination of a purchase agreement, a loss on interest rate derivative instruments and incentive compensation grants expense. Including these items, the Company reported Net Loss of $1.0 million or $0.06 per basic share. EBITDA for the second quarter of 2009 was $6.6 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Operating Income included revenue of $0.7 million attributable to profit sharing.

The Company owned and operated an average of eight vessels, all of which were product carriers, during the second quarter of 2009, the same number as in the second quarter of 2008. In addition, since April 2009, the Company holds a 50% interest in a joint venture, which owns an additional product carrier vessel. The Omega King and the Omega Queen were out of service for 8 and 12 days, respectively, during the 2009 period for scheduled drydockings and immediately thereafter entered in to new time charters.  The Omega Queen was chartered out to ST Shipping (Glencore) for a base rate, which covers operating expenses and debt service, with profit-sharing above the base rate.  The Omega King entered a new time charter with Torm at an average base rate of $16,500 per day for one year, with profit-sharing elements.  Torm also has an option to extend the charter for one year at a base rate of $20,000 per day plus profit-sharing. The Omega Prince and Omega Princess also entered in to new charter arrangements.  These vessels entered commercial management agreements with ST Shipping whereby their actual earnings will be pooled with 7 vessels of similar operating characteristics, also commercially managed by ST Shipping.  Excluding profit-share, the panamaxes averaged $ 22,898 per day per vessel and the MR’s averaged $19,083 per vessel per day (net of voyage expenses) for the second quarter of 2009. In the second quarter of 2008, the Panamax product tankers averaged $25,050 per day per vessel and the MR’s product tankers averaged $20,742 per day per vessel (net of voyage expenses).  Voyage revenues were mainly adversely affected in the second quarter of 2009 by the offhire time related to the scheduled drydockings noted above, by the lower hire rates on the new charter arrangements mentioned above and by 5 days offhire related to a collision on the Omega Theodore, which occurred at the end of March 2009 as previously announced. After completion of repairs, the Omega Theodore was redelivered to ST Shipping in accordance with the current time charter agreement.

Since the inception of our product tankers’ charters through the end of the second quarter of 2009, the profit-sharing element of those charters that we have or are entitled to receive amounted to approximately $14.1 million. The Company has already received $13.2 million of cash and has recorded profit-share revenues of $13.2 million, and currently expects to record an additional $0.9 million in quarters to follow for voyages performed through the second quarter of 2009. The table below presents the amount of profit-share revenues recorded per quarter.

Quarter	Amount of profit-share revenues recorded per quarter
1st Quarter 2007	$ 1.1 million
2nd Quarter 2007	$ 1.0 million
3rd Quarter 2007	$ 1.3 million
4th Quarter 2007	$ 0.6 million
1st Quarter 2008	$ 1.2 million
2nd Quarter 2008	$ 1.6 million
3rd Quarter 2008	$ 1.8 million
4th Quarter 2008	$ 2.2 million
1st Quarter 2009	$ 1.7 million
2nd Quarter 2009	$ 0.7 million
Total	$ 13.2 million

Operating expenses for our MR product tankers averaged $5,304 per day per vessel in the second quarter of 2009, versus $5,073 per day per vessel in the second quarter of 2008. Our Panamax product tankers averaged operating expenses of $5,735 per day per vessel in the second quarter of 2009, versus $5,201 per day per vessel in the second quarter of 2008.  The increase of the daily operating expenses of the vessels relates mainly to the maintenance expenses related to the drydockings of the Omega King and Omega Queen in the second quarter of 2009 and an increase in crew wages.

First Six Months 2009 Results

For the six months ended June 30, 2009, Omega Navigation reported total revenues of $ 35.4 million and Net Income of $ 9.7 million, or $ 0.63 per basic share excluding a loss on interest rate derivative instruments, a gain on warrants revaluation, non cash incentive compensation grants and a loss related to the termination of a purchase agreement. Including these items, Net income was $4.7 million or $0.31 per share.  EBITDA for the first six months of 2009 was $ 19.8 million. Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Operating Income included revenue of $ 2.4 million attributable to profit sharing.

The Company owned and operated an average of eight vessels, all of which were product carriers, during the first half of 2009, the same as in the first half of 2008. In addition, since April 2009, the Company holds a 50% interest in a joint venture, which owns an additional product carrier vessel. Excluding profit-sharing, the Company's Panamax product tankers earned an average time-charter equivalent rate of $ 23,692 per day per vessel during the first half of 2009, versus $ 25,063 per day per vessel (net of voyage expenses), during the first six months of 2008. The Company's Handymax product tankers earned an average time-charter equivalent rate of $ 19,910 per vessel per day during the first half of 2009 versus $ 20,751 per day per vessel (net of voyage expenses) during the first six months of 2008.

Operating expenses for the MR product tankers averaged $ 5,298 per day per vessel in the first half of 2009 versus $ 4,833 per day per vessel in the first six months of 2008. Panamax product tankers averaged operating expenses of $ 5,957 per day per vessel in the first six months of 2009 versus $ 5,240 per day per vessel in the first half of 2008.  The increase in operating expenses was primarily related to maintenance expenses incurred during scheduled drydockings in the first half of 2009, insurance deductible incurred related to the collision on the Omega Theodore and an increase in crew wages.

Loan Covenant Compliance

As of June 30, 2009, the Company was fully compliant with all its loan covenants.

Recent Fleet Developments

With the recent announcement of the delivery of the newbuilding vessel Omega Duke to a joint venture, in which Omega Navigation has a 50% shareholding, Omega’s current operated fleet includes nine double hull product tankers with an aggregate carrying capacity of 559,358 dwt.   The Omega Duke has been time chartered to ST Shipping (Glencore International AG) for a period of 5 years until mid 2014, with a base rate which fully covers operating expenses and debt service plus profit sharing arrangement.  With the additional announcements that the Omega Queen and Omega King have been time chartered out, seven out of nine product tankers are currently employed under fixed rate time charters. The recent time charters are to established counterparties, ST Shipping and Torm A/S.  Currently seven out of nine of the vessels have profit-sharing arrangements associated with them, which enable the Company to share in the charter market’s upside potential.

With these recent charters concluded, the Company has for the remainder of 2009 and until mid 2010 fixed rate time charter coverage of 78%, inclusive of the joint venture, all with profit-sharing arrangements allowing the Company to take advantage of any upside in the charter market.  The Company has entered the Omega Prince and Omega Princess into floating rate time charters with rates based on the market results of a pool of similar vessels commercially managed by ST Shipping and through these arrangements enjoy excellent utilization rates and above spot market charter rates.  All of the time charters recently concluded are for relatively short periods of time, which increases the Company’s flexibility to terminate those on short notice in case the market improves and thereby take advantage of better market conditions.  Also, with these time charters we have continued full utilization of the fleet without experiencing any unscheduled offhire time.

In the first six months of the year, the turmoil which prevailed in the global economy had a severe impact on the entire tanker industry, and specifically on rates and asset values.  Omega’s strategy of owning young, high quality assets and employing its vessels through term time charters has enabled the Company to present profitable operating results, even in these uncertain times and depressed tanker market.   While oil demand has contracted and oil product inventories remain high, there has been recent evidence that the economic climate may be recovering.  As the economic recovery progresses, we would expect to see an increase in oil demand, and the resultant increase in rates and asset values.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are pleased to have concluded our thirteenth consecutive quarter with profitable operating results, since our IPO in April 2006. We attribute our profitable operating results to our strategy of acquiring high quality modern vessels and seeking predictable and stable cash flows through the term employment of our vessels. In addition, the fact that the charters on seven of our nine product tankers have profit-sharing provisions has enabled us to participate in any upside of the charter market and thereby maximize our profitability.

We continue to return profitable operating results even in this most challenging economic environment.  We have seen signs that the economic environment is improving and with that demand for oil and oil products should gradually return as well.  We would expect that once demand improves and current high inventory levels decrease, we should see an improving rate environment and asset values should also improve.  Based on our current charter rates and the continued performance of each of our charterers, we believe that we are well positioned to continue to show profitable operating results even in this economic climate.  While rates remain somewhat depressed, we believe we are now seeing evidence of a rebound in demand for oil products, which should help stimulate rates going forward.

We seek to optimize the management of our capital exposure, deliver our balance sheet and create synergies, which will enhance our ability to fund our growth plans and take advantage of opportunities during challenging times.

In this respect, we are pleased to enjoy a strong business relationship with Glencore, one of the largest commodities traders in the world. The joint ownership of the Omega Duke is further evidence of the high standards of operating performance that our Company offers to its customers and end users of its vessels and also demonstrates our ability to create synergies in a challenging environment.

We also believe that we continue to have strong relationships with our commercial lenders, that are large European and Asian banks, which have continued to offer their support to the Company.

We would like to reiterate that we are continuing to pursue a strategy of prudent growth, gradually expanding our fleet and our revenue and profit generation potential.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, term employment with established charterers, a solid and flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented, “As of June 30, 2009, the Company had a ratio of net debt to net capitalization of about 64%, with respect to the current eight vessel fleet and including debt already incurred for the pre-delivery financing of the remaining six newbuildings, which we believe is modest for industry standards given our strong time charter coverage and the young age and quality of our fleet.  As of June 30, 2009 we were fully compliant with all our loan covenants.

We continue to have a strong relationship with our commercial lenders and have received their ongoing support and commitment to the Company, even in this very challenging credit market.  Our balance sheet was also recently strengthened by the formation of the joint venture company which owns the Omega Duke and the consequent novation of the debt associated with that vessel from Omega to the joint venture.

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	546	546	182	182
Available days (2)	527	546	182	182
Operating days (3)	521	546	182	182
Fleet Utilization (4)	99%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 12,067,119	$ 13,677,135	$ 3,473,156	$ 3,775,006
Time charter equivalent (TCE) rate $/day (5)(7)	22,898	25,050	19,083	20,742
Vessel operating expenses	$ 3,131,227	$ 2,839,632	$ 965,343	$ 923,371
Daily vessel operating expenses $/day(6)	5,735	5,201	5,304	5,073

	Six months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	4	3	3	2
Ownership days (1)	1,086	1,092	362	364
Available days (2)	1,054	1,092	362	364
Operating days (3)	1,038	1,092	361	364
Fleet Utilization (4)	98%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 24,971,422	$ 27,368,632	$ 7,207,473	$ 7,553,222
Time charter equivalent (TCE) rate $/day (5)(7)	23,692	25,063	19,910	20,751
Vessel operating expenses	$ 6,469,399	$ 5,721,663	$ 1,917,794	$ 1,759,361
Daily vessel operating expenses $/day(6)	5,957	5,240	5,298	4,833

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(7)

For the three months ended June 30, 2009, excludes $ 0.7 million of profit sharing revenue booked in the second quarter of 2009 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore. For the six months ended June 30, 2009 excludes $ 2.4 million of profit sharing revenue booked in the first six months of 2009 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore.

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet as of today:*

Vessel	Sister Ship(1)	Year Built	Deadweight (dwt)	Type	Delivery date	Daily Hire rate (2)		Latest Redelivery
CURRENT FLEET
Panamax product tankers
Omega Queen	A	2004	74,999	LR1	May-09	Base rate plus profit share		Evergreen, subject to termination notice of 2 months
Omega King	A	2004	74,999	LR1	May-09	16,500	(3)	May-10
Omega Lady Sarah	C	2004	71,500	LR1-Ice Class 1C	July-09	$25,500	(4)	Aug-12
Omega Lady Miriam	C	2003	71,500	R1-Ice Class 1C	Sep-09	$25,500	(5)	Oct-12
Omega Emmanuel	D	2007	73,000	LR1-Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1-Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax product tankers
Omega Prince	B	2006	36,680	MR1-Ice Class 1A			(7)
Omega Princess	B	2006	36,680	MR1-Ice Class 1A			(7)
TOTAL (DWT):			512,358

Vessel owned through 50% controlled joint venture
Omega Duke	F	2009	47,000	MR2	Apr-09	Base rate plus profit share		Apr-14
Handymax vessels under construction
TBN1	E	2010	37,000	MR1	Mar-10	Confidential		Mar-13
TBN2	F	2010	47,000	MR2	Jul-10	$21,135	(8)	Jul-13
TBN3	E	2010	37,000	MR1	Jul-10
TBN4	E	2010	37,000	MR1	Sep-10
TBN5	E	2010	37,000	MR1	Dec-10
TBN6	E	2011	37,000	MR1	Feb-11
TOTAL (DWT):			232,000

* This table assumes the full performance by each our current and anticipated customers under our current and contracted charters.

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) Average base rate for the first year is $16,500 plus profit share. Torm has the option to extend the charter for an additional year at a daily rate of $20,000 with a profit sharing arrangement with earnings above that base level shared equally between Omega and Torm.

(4) Plus any additional income under profit sharing agreements, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(5) Plus any additional income under profit sharing agreement, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

(7) The actual earnings of these vessels will be pooled with 7 vessels of similar operating characteristics all managed by ST.

(8) Plus 50% of any trading income in excess of the daily hire.

Conference Call Details:

As previously announced, the Company’s management will host a conference call tomorrow September 9, 2009 at 10:00am EDT to discuss its second quarter 2009 results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

A telephonic replay of the conference call will be available until September 16, 2009 by dialing 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: 3663884#.

Omega Navigation Enterprises Inc

Consolidated Statements of Income / (Loss)

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(unaudited)		(unaudited)
CONTINUING OPERATIONS
Revenues:
Voyage revenue	16,711	19,293	35,388	38,152

Expenses:
Voyage expenses	(469)	(246)	(769)	(478)
Vessel operating expenses	(4,097)	(3,763)	(8,388)	(7,481)
Depreciation and amortization	(4,787)	(4,697)	(9,476)	(9,343)
Management fees	(349)	(314)	(651)	(621)
General and administrative expenses (including non cash compensation expense of $260, and $ 214 for the quarter ended June 30, 2009 and 2008 respectively and $ 910 and $ 944 for the six months ended June 30, 2009 and 2008 respectively)	(1,595)	(1,614)	(3,333)	(3,450)
Foreign currency losses	(80)	(9)	(79)	(75)
Income from vessels operation	5,334	8,650	12,692	16,704
Loss on Termination of purchase agreements	(3,000)	-	(3,000)	-
Income/(Loss) from Joint Venture companies	(479)	-	(479)	-
Operating Income/(Expense)	1,855	8,650	9,213	16,704

Other income (expenses)
Interest and finance costs	(2,123)	(3,200)	(3,915)	(7,193)
Interest income	35	128	80	261
Change in fair value of warrants	-	(756)	1,127	(736)
Gain/(Loss) on derivative instruments	(737)	3,161	(1,808)	1,164
Total other income /(expenses), net	(2,825)	(667)	(4,516)	(6,504)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	(970)	7,983	4,697	10,200

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	-	-	-	20
INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	-	-	20

Net income/(Loss)	(970)	7,983	4,697	10,220

Omega Navigation Enterprises Inc

Consolidated Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)

	June 30, 2009	December 31, 2008
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	15,804	16,811
Accounts receivable, trade	1,667	596
Inventories	681	602
Prepayments and other	2,591	506
Restricted cash	219	123
Due from related parties	116	-
Total current assets	21,078	18,638

FIXED ASSETS:
Vessels, net	433,182	442,485
Property and equipment, net	130	64
Advances for vessels’ under construction and acquisition	52,466	57,672
Total fixed assets	485,778	500,221

OTHER NON CURRENT ASSETS:
Deferred charges	2,403	1,154
Restricted cash	5,109	5,174
Investments in Joint Venture companies	5,146	-
Other non current assets	125	109
Total other non current assets	12,783	6,437

Total assets	519,639	525,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	605	138
Accounts payable	2,237	1,804
Accrued and other current liabilities	3,760	1,815
Deferred revenue	3,845	1,368
Warrants	-	3,941
Derivative liability	8,771	5,839
Dividends payable	183	87
Total current liabilities	19,401	14,992

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	330,225	335,112
Derivative liability	3,631	8,409
Dividends payable	109	174
Other long term liabilities	2	5
Total non-current liabilities	333,967	343,700

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	158	151
Additional paid-in capital	201,120	198,402
Accumulated deficit	(35,007)	(31,949)
Total stockholders’ equity	166, 271	166,604

Total liabilities and stockholders’ equity	519,639	525,296

Omega Navigation Enterprises Inc

Consolidated Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income/(Loss) from continuing operations	(970)	7,983	4,697	10,200

Net cash provided by continuing operating activities	2,152	9,678	12,584	19,049
Net cash provided by continuing and discontinued operating activities	2,152	9,678	12,584	19,049

Cash flows provided by/used in investing activities
Net cash provided by/(used in) investing activities-continuing operations	163	(11,505)	(47)	(12,001)
Net cash provided by/(used in) investing activities- continuing and discontinued operations	163	(11,505)	(47)	(12,001)

Cash flows (used in)/provided by financing activities
Net cash (used in)/provided by financing activities-continuing operations	(5,804)	2,079	(13,544)	(4,714)
Net cash (used in)/provided by financing activities-continuing and discontinued operations	(5,804)	2,079	(13,544)	(4,714)

Net (decrease)/ increase in cash and cash equivalents	(3,489)	252	(1,007)	2,334
Cash and cash equivalents at the beginning of the period	19,293	10,975	16,811	8,893
Cash and cash equivalents at end of period	15,804	11,227	15,804	11,227

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Six months ended
	June 30, 2009	June 30,2008	June 30, 2009	June 30,2008
	(unaudited)		(unaudited)
Net cash from operating activities	2,152	9,678	12,584	19,049
Net increase/(decrease) in current assets and non current assets	3,093	(89)	3,367	147
Net (increase)/decrease in current liabilities excluding bank debt	(2,911)	994	(4,885)	1,180
Net interest (income)/expense	4,080	3,128	7,490	6,990
Warrants settled liability	-	(756)	1,127	(736)
Stock based compensation expense	(260)	(214)	(910)	(944)
Payments for drydocking costs	823	-	1,528	-
Amortization of financing costs	(336)	(150)	(484)	(355)
EBITDA	6,641	12,591	19,817	25,331

 (1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership of eight double hull product tankers. In addition, since April 2009 the Company holds a 50% interest in a 50/50 joint venture with Glencore International AG, which owns an additional double hull product tanker. The current operated fleet includes nine double hull product tankers with a carrying capacity of 559,358 dwt., of which one double hull product tanker, with a capacity of 47,000 dwt, is owned through a 50/50 joint venture with Glencore International AG (through wholly owned subsidiaries). The nine product tankers are chartered out under period time charters. Furthermore, the company has also announced the signing of shipbuilding contracts in June of 2007 to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011. The company also announced in May of 2008 that it had entered into an agreement with an unrelated third party to purchase one newbuilding 47,000 dwt. coated product / chemical tanker under construction at Hyundai Mipo Dockyard in South Korea, scheduled to be delivered in the third quarter of 2010.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  September 8, 2009

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer